UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 46140, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐            No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated January 3, 2013 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals – Immediate Report

Below is a summary English translation (from Hebrew) of an immediate report by XTL Biopharmaceuticals Ltd. as published on the Tel-Aviv Stock Exchange Ltd.

Herzliya, Israel – January 3, 2013 – Pursuant to the Trusteeship and Lock-up Agreement to which certain shareholders of XTL Biopharmaceuticals Ltd. (the “Company”) are parties (comprised of Xtepo shareholders (formerly Bio-Gal shareholders) who hold Company shares in accordance with the share exchange transaction concluded August 3, 2010) along with Mishmeret Trust Company Ltd. (hereinafter respectively: the "Original Lock-Up Agreement" and the "Trustee") the Company hereby announces that on January 2, 2013 the conditions for extending the validity of the Original Lock-Up Agreement have been completed (hereinafter: the "New Lock-up Agreement") according to which as of January 1, 2013 and for the duration of three additional years (hereinafter: "The Restriction Period") the shares held by those certain shareholders shall be subject to sale restrictions. Hereunder are the principle restrictions regarding the quantities eligible for sale during the agreement period:

1.	During the first year of the Restriction Period (starting on January 1, 2013 up to December 31, 2013) 15% of the total shares held by the shareholders shall be eligible for sale in a manner that every month each shareholder shall be entitled to sell up to 1.25% (15%*1/12) of the total shares which they hold in trust;

2.	During the second year of the Restriction Period (starting on January 1, 2014 up to December 31, 2014) shares that constitute 25% of the total amount of shares held by the shareholders shall be eligible for sale in a manner that every month each shareholder shall be entitled to sell up to 2.08333% (25%*1/12) of the total shares which they hold in trust;

3.	During the third year of the Restriction Period (starting on January 1, 2015 up to December 31, 2015) the remaining shares held by the shareholders shall be eligible for sale in a manner that every month each shareholder shall be entitled to sell up to 5% (60%*1/12) of the total shares which they hold in trust;

The New Lock-up Agreement terminates upon the occurrence of one of the following events: (1) the end of the Restriction Period as defined above; (2) the shareholders receipt of written notification from the Trustee that the Trustee wishes to terminate their position under the New Lock-up Agreement within 30 days, and the Company has not found a replacement trustee within the said period; or (3) a majority of the shareholders who are party to the New Lock-up Agreement agree to terminate the agreement.

Respectfully,
XTL Biopharmaceuticals Ltd.

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia, and hepatitis C.

XTL’s lead drug candidate, rHuEPO, for the treatment of multiple myeloma blood cancer, was granted an orphan drug designation from the FDA. rHuEPO has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL holds the controlling stake in Proteologics Ltd. (TASE: PRTL), a drug discovery company, and InterCure Ltd. (TASE: INCR), a company which has disrupted the $42 billion hypertension industry with the world's first FDA-cleared, OTC blood pressure treatment device, RESPeRATE® (www.resperate.com).

XTL is a public company traded on the Tel Aviv Stock Exchange (TASE: XTL) and its ADRs are quoted in the US on the Pink Sheets (OTC: XTLBY). XTL shares are included in the following indices: Tel-Aviv MidCap-50, Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com, www.xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: January 3, 2013	By:	/s/ David Grossman
Name: David Grossman
Title: Chief Executive Officer

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